Exhibit 1

Trading Symbols (TSX-V: LM; OTC BB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

First Quarter Ended March 31, 2014

May 27, 2014

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE FIRST QUARTER ENDED MARCH 31, 2014

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of May 27, 2014, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying notes for the three months ended March 31, 2014, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media is an ESL industry acquisition company that is Changing the way the world learns English, focused on English language learning ("ELL") on an international scale through its four subsidiaries: ELL Technologies Limited (“ELL Technologies”); ELL Technologies Ltd. (“ELL Canada); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (Lingo Learning”). ELL Technologies is a globally-established ELL multi-media and online training company. Parlo is a fee-based online ELL training and assessment service. Speak2Me is a free-to-consumer advertising-based online ELL service in China. Lingo Learning is a print-based publisher of ELL programs.

As of March 31, 2014, the Company operated two distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 475 million units from its library of program titles.

Online English Language Learning

(i) Training Model

ELL Technologies, acquired in 2010, offers over 1,700 hours of interactive learning through a number of product offerings that include Scholar, Business, Master and Kids, in addition to custom solutions. ELL Technologies is marketed in 12 countries through a network of distributors and earns its revenues from licensing and subscription fees.

To further leverage its Speak2Me lesson and technology platform, the Company acquired Parlo in 2009 to expand its online offerings to include fee-based spoken English training solutions for corporations, governments, and educational institutions. This fee-based training service incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo’s spoken language learning platform has now been integrated into ELL Technologies.

(ii) Social Learning Model

Through its free-to-consumer www.Speak2Me.cn website, the Company operates an online English language learning service in China that includes a unique social learning infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website offers Conversational Advertising™ which allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes and also offer sponsorships.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who is China’s State Ministry of Education’s publishing arm, on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Learning’s English language training programs to provincial distributors in China; and

●	Licensing Sales – PEP licenses Lingo Learning’s English language training programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

In accordance with the co-publishing agreement between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

ELL Technologies has now fully-integrated Parlo into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the training courses to the end client through its distributor and when collectability is reasonably assured.

Overall Performance

Print-Based English Language Learning

Lingo Media earned royalty revenue of $56,123 for the period ended March 31, 2014 compared to $81,427 for 2013 from People’s Education & Audio Visual Press.

According to the Company’s current practice of recording revenues from PEP, Lingo Media recognizes no revenues from its print-based English language learning business in the first and third quarters as the sales from print-based products in China are reported semi-annually in second and fourth quarters.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $179,928 for the period ended March 31, 2014, compared to $56,327 for the same period in 2013. The Company launched its redesigned suite of products including Scholar, Business, Master and Kids and resumed its sales and marketing efforts.

Speak2Me’s revenue for the period ended March 31, 2014 was $Nil compared to $Nil for March 31, 2013. Speak2Me has plans to revise its product feature set and offerings with new technology applications in order to enhance user engagement and experience. Speak2Me will resume sales of online advertising and sponsorships with its relaunch.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow. Developing countries around the world, specifically in the Far East and Latin America are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

General Financial Condition

Financial Highlights

As at March 31, 2014 Lingo Media had a working capital deficiency of $740,578 compared to a working capital deficiency of $1,022,014 as at March 31, 2013. Total comprehensive loss for the period ended March 31, 2014 was $181,565 compared to total comprehensive loss of $398,951 for the period ended March 31, 2013.

	2014	2013	2012
Revenue
Print-Based English Language Learning	$56,123	$81,427	$74,160
Online English Language Learning	179,928	56,327	183,767
	236,051	137,754	257,927
Net Profit / (Loss) for the Period	(52,866)	(377,023)	(636,222)
Total Comprehensive Loss	(181,565)	(398,951)	(628,621)
Loss per Share, Basic and Diluted:	$(0.00)	$(0.02)	$(0.03)
Total Assets	2,150,094	2,616,141	2,377,466
Working Capital / (Deficit)	(740,578)	(1,022,014)	(349,626)
Cash (Used)/Provided - Operations	105,181	$85,633	$(281,560)

The Company had cash on hand as at March 31, 2014 of $83,026 (2013 - $18,545) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future equity and/or debt financings to fund its operations.

Results of Operations

Revenues from print-based English language learning for the period were $56,123 compared to $81,427 for the same period in 2013. Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues. During the period, Lingo Media earned $179,928 in online English language learning revenue as compared to $56,327 in 2013. This revenue increase from online English Language Learning is a result of the resumption of sales and marketing efforts with the launch of its redesigned suite of products.

Selling, General and Administrative

Selling, general and administrative expenses decreased to $215,512 compared to $310,918 in 2013. This decrease was due to the additional grants of $90,833 as compared to $3,875 in 2013. Selling, general and administrative expenses for the two segments are segregated below.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing decreased from 2013 to 2014 primarily due to additional government grants recorded during the period. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2014	2013
Sales, marketing & administration	$59,447	$41,899
Consulting fees and salaries	81,575	79,346
Travel	8,692	5,793
Premises	27,838	24,542
Shareholder service	16,103	19,891
Professional fees	6,906	12,664
Less: Grants	(32,500)	(3,875)
	$168,061	$180,250

Online English Language Learning

Selling, general and administrative cost related to online English language learning was $47,451 for the period compared to $130,668 for the same period in 2013. Selling, general and administrative costs for this business unit decreased in 2014 as compared to 2013 primarily due to additional government grant recorded during the period. The Company launched its redesigned suite of products and resumed its sales and marketing efforts.

	2014	2013
Sales, marketing & administration	$49,727	$23,294
Consulting fees and salaries	29,107	73,058
Travel	4,339	4,636
Premises	9,805	14,498
Professional fees	12,806	16,182
Less: Grants	(58,333)	-
	$47,451	$130,668

Net Loss

Total comprehensive loss for the Company was $(181,565) for the period ended March 31, 2014 as compared to $(398,951) in 2013. These losses can be attributed to the two operating segments and other financial costs as shown below:

Online ELL	2014	2013
Revenue	$179,928	$56,327
Expenses:
Direct costs	41,737	34,691
General & administrative	47,451	130,668
Amortization of property & equipment	491	867
Amortization of development costs	128,843	92,573
Income taxes and other taxes	-	290
	218,522	259,089
Segment Loss - Online ELL	(38,594)	(202,762)

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Print-Based ELL	2014	2013
Revenue	56,123	81,427
Expenses:
Direct costs	18,195	6,000
General & administrative	168,061	180,250
Amortization of property & equipment	907	1,069
Income taxes and other taxes	8,755	12,702
	195,918	200,021
Segment Loss – Print-Based	(139,795)	(118,594)

Other
Foreign exchange	174,806	(38,073)
Interest and other financial expenses	(46,374)	67,934
Stock-based compensation	(2,909)	25,806
Other comprehensive income	(128,699)	21,928
	(3,176)	(77,595)
Total Comprehensive Loss	$(181,565)	$(398,951)

Foreign Exchange

The Company recorded foreign exchange gain of $174,806 as compared to a gain of $38,072 in 2013, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Share-based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $2,909 compared to $25,806 during 2013.

Net Loss for the Period

The Company reported a net loss of $52,866 for the period as compared to a net loss of $377,023 in 2013, an operational improvement of $324,157. This improvement is primarily attributed to increase in revenue of $98,297 and a reduction in selling, general and administrative expenses of $95,406.

Total Comprehensive Loss

The total comprehensive loss is calculated after the application of exchange differences on translating foreign operations gain / (loss). The Company reported a total comprehensive loss of $181,565 for the period ended March 31, 2014, as compared to a net comprehensive loss of $398,951 for same period in 2013. The loss per share for the period is $0.00 as compared to $0.02 in 2013.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Summary of Quarterly Results

	Q2-13	Q3-13	Q4-13	Q1-14
Revenue	$715,618	$130,139	$1,024,555	$236,051
Income / (Loss) Before Taxes and Other Comp Income	155,240	(338,785)	635,183	(44,110)
Total Comprehensive Income / (Loss)	42,080	(323,227)	446,766	(181,565)
Income / (Loss) per Basic and Diluted Share	$0.002	$(0.015)	$0.020	$(0.000)

	Q2-12	Q3-12	Q4-12	Q1-13
Revenue	$737,163	$129,424	$891,747	$137,754
Income / (Loss) Before Taxes and Other Comp Income	(14,503)	(733,011)	(230,718)	(364,031)
Total Comprehensive Income / (Loss)	(84,676)	(690,052)	38,611	(398,951)
Income / (Loss) per Basic and Diluted Share	$(0.010)	$(0.030)	$0.002	$(0.020)

Liquidity and Capital Resources

As at March 31, 2014, the Company had cash of $83,026 compared to $18,545 for the same period in 2013. Accounts and grants receivable of $887,813 were outstanding at the end of the period compared to $1,440,304 in the first quarter of 2013. With 87% of the receivables from PEP and a 90 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $1,077,285 (2013 - $1,549,980) with current liabilities of $1,817,863 (2013 - $2,571,993) resulting in a working capital deficiency of $740,578 (2013 - working capital deficit of $1,022,014).

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

The Company plans on raising additional working capital through an equity private placement financing or a debt financing, as the capital markets permit, in an effort to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years. This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements. The outcome of these matters is partially dependent on factors outside of the Company’s control.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2014	$155,378
2015	194,932
2016	40,091

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Key management compensation was $82,500 (2013 – $82,500) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, all of which is deferred and included in accounts payable.

At March 31, 2014, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $480,000 (2013 - $535,000) bearing interest at 9% per annum. Interest expense related to these loans is $7,338 (2013 - $9,653).

Additional Disclosure

Intangibles

	Software and web development	Content Platform	Customer Relationships	Total
Cost, December 31, 2012	6,792,163	1,477,112	130,000	8,399,275
Additions	106,366	-	-	106,366
Cost, March 31, 2013	6,898,529	1,477,112	130,000	8,505,641
Additions	325,345	-	-	325,345
Effect of foreign exchange	1,191	-	-	1,191
Cost, December 31, 2013	$7,225,065	$1,477,112	$130,000	8,832,177
Additions	148,873	-	-	148,873
Effect of foreign exchange	5,288	-	-	5,288
Cost, March 31, 2014	$7,379,226	$1,477,112	$130,000	$8,986,338
Accumulated depreciation, December 31, 2012	6,626,596	766,446	130,000	7,523,042
Charge of the period	19,729	72,844	-	92,573
Accumulated depreciation, March 31, 2013	6,646,325	839,290	130,000	7,615,615
Charge of the period	115,898	222,578	-	338,476
Effect of foreign exchange	1,191	-	-	1,191
Accumulated depreciation, December 31, 2013	6,763,414	1,061,868	130,000	7,955,282
Charge for the period	55,999	72,844	-	128,843
Effect of foreign exchange	1,243	-	-	1,243
Accumulated depreciation, March 31, 2014	$6,820,656	$1,134,712	$130,000	$8,085,368

Net book value, December 31, 2013	$461,651	$415,244	-	$876,895
Net book value, March 31, 2014	$558,570	$342,400	-	$900,970

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Property and Equipment

Cost, January 1, 2013	$212,329
Additions	-
Effect of foreign exchange	3,270
Cost, December 31, 2013	$215,599
Additions	1,373
Effect of foreign exchange	1,730
Cost, March 31, 2014	$218,702

Accumulated depreciation, January 1, 2013	$173,973
Charge for the year	7,624
Effect of foreign exchange	2,076
Accumulated depreciation, December 31, 2013	$183,673
Charge for the period	1,398
Effect of foreign exchange	1,410
Accumulated depreciation, March 31, 2014	$186,481

Net book value, January 1, 2013	$38,356
Net book value, December 31, 2013	$31,926
Net book value, March 31, 2014	$32,221

Disclosure of Outstanding Share Data

As of May 27, 2014, the followings are outstanding:

Common Shares – 21,799,177

Warrants – 5,533,668

Stock Options – 2,783,250

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis